UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06030846

March 31, 2006

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/31/2006

Re: Rite Aid Corporation
Incoming letter dated February 14, 2006

Dear Mr. Gerber:

This is in response to your letters dated February 14, 2006 and March 27, 2006 concerning the shareholder proposal submitted to Rite Aid by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated March 21, 2006 and March 28, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MGERBER@SKADDEN.COM

Securities Exchange Act of 1934,
Rule 14a-8(i)(7)

February 14, 2006

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Rite Aid Corporation, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by the Comptroller of the City of New York (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Annual Meeting").

The Company intends to file its definitive Proxy Materials for the 2006 Annual Meeting on or about May 17, 2006. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of each of (i) this letter and (ii) a letter dated January 9, 2006, which is attached hereto as Exhibit A, from the Proponent with the Proposal attached. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposal

On January 13, 2006, the Company received the Proposal for inclusion in its Proxy Materials. The text of the Proposal is reprinted below as it was submitted to the Company:

> **RESOLVED**, that the shareholders request the Board of Directors to initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to require that the Board present the appointment of the independent auditors for shareholder ratification or rejection at the annual meeting; and that ratification would require a majority vote of votes actually cast "for" or "against", excluding abstentions and broker-non votes.

For the reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and consequently may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Company May Exclude the Proposal and the Supporting Statement Pursuant to Rule 14a-8(i)(7) Because the Proposal Concerns the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) of the Exchange Act allows a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (Nov. 22, 1976); *see also* Release No. 34-40018 (May 21, 1998).

The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. Pursuant to Section 141(a) of the DGCL, "[t]he business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the DGCL] or in its certificate of incorporation." Further, Section 122(5) of the DGCL empowers each corporation to appoint and compensate its advisers and agents. The selection of the Company's independent auditor by the Audit Committee, in its capacity as a committee of the Board of Directors, is squarely within the scope of the Audit Committee's authority under state law.

Moreover, changes to federal law after the passage of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and the corporate governance listing standards of the New York Stock Exchange (the "NYSE"), on which the Company is listed, place sole and direct responsibility with the audit committee of a company's board of directors for the appointment, compensation, retention and oversight of the independent auditor. Section 301 of Sarbanes-Oxley; Exchange Act Rule 10A-3; NYSE Listed Company Manual Section 303A.07. While we acknowledge that the instructions to Exchange Act Rule 10A-3 state that the provisions of the rule are not intended to conflict with or affect "any requirement or ability under a listed issuer's governing law or documents or other home country legal or listing provisions that requires or permits shareholders to ultimately vote on, approve or ratify" the selection of the independent auditor, we note that the Company is not mandated by law or contract to allow for stockholder ratification of its independent auditor selection. Therefore, the rule permits, but does not require, companies to adopt policies providing for stockholder ratification of the independent auditor selection.

In evaluating and selecting an auditor, the Company's Audit Committee must consider a number of factors, including the auditor's experience, industry expertise, breadth and depth of resources (including the quality of individuals engaged in the audit), reliability, costs and responsiveness, as well as the Company's particular characteristics and requirements. In addition, as required by the NYSE listing standards and the Company's Audit Committee Charter, the Company's Audit Committee, in order to be in a position to evaluate the auditor's qualifications, obtains and reviews a report by the independent auditor that describes, among other things, the audit firm's internal quality-control procedures and material issues raised by the internal quality-control review, peer review or governmental inquiry, and, in order to assess the auditor's independence, all relationships between the auditor and the listed company. The Audit Committee thus considers far more information in discharging its responsibilities regarding the selection of the independent auditor than can or should be presented to the general stockholder population. The complexity and breadth of information the Audit Committee is required to take into account and evaluate in connection with the selection of the independent auditor renders this business decision precisely of the type of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" and which the ordinary business rule is intended to exclude. *See* Release No. 34-40018 (May 21, 1998).

Accordingly, where a proposal relates to the selection or ratification of a company's independent auditor, the Staff has consistently affirmed the position that such proposals may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations. *The Charles Schwab Corp.* (Feb. 23, 2005); *Cousins Properties Inc.* (Feb. 17, 2004); *Wendy's International, Inc.* (Jan. 29, 2004); *Xcel Energy* (Jan.

28, 2004); *Dover Corp.* (Jan. 27, 2004); *Apache Corp.* (Jan. 25, 2004); *Paccar, Inc.* (Jan 14, 2004). No-action letters made public prior to the passage of Sarbanes-Oxley are also consistent with this position. *See, e.g., Fleetwood Enterprises* (Apr. 24, 2002); *SONICblue Inc.* (Mar. 23, 2001); *Excalibur Technologies Corp.* (May 4, 1998). In issuing no-action letters in the foregoing cases, the Staff clearly recognized that the selection of the independent auditor relates to a company's ordinary business operations.

III. Conclusion

For the reasons stated above, the Company believes that the Proposal and its supporting statement intrude upon the Board's statutory authority to manage the business and affairs of the Company under applicable law and relate to ordinary business matters. As a consequence, the Company believes that the Proposal and its supporting statement may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7), and we respectfully request that the Staff concur with the Company's view on this basis.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: Kenneth B. Sylvestor
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

EXHIBIT A

Proposal and Supporting Statement

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

January 9, 2006

RECEIVED
JAN 1 3 2006
LEGAL DEPT.

Mr. Robert Sari
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Sari:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

The Systems' boards of trustees have passed resolutions calling on companies to submit the selection of their independent auditors for ratification by their shareholders. We believe that shareholder ratification of the selection of the independent auditor is a practice of good corporate governance, which is consistent with the efforts of federal and state legislatures, and regulatory bodies to restore investor confidence in the governance of public companies and the stock markets.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Bank of New York certifying the Systems' ownership, for over a year, of shares of Rite-Aid Corp. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

SHAREHOLDER RATIFICATION OF THE APPOINTMENT OF AUDITORS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, the US Congress enacted the Sarbanes-Oxley Act of 2002 (the "Act") in order to improve the accuracy and reliability of corporate financial disclosures, and help restore public trust and investor confidence in the stock markets; and

Whereas, the Act created the Public Company Accounting Oversight Board with powers to register public accounting firms; establish rules and standards on auditing quality control, ethics and independence; conduct investigations and disciplinary proceedings; and enforce compliance; and

Whereas, Section 301 of the Act provides that the audit committee of a publicly traded company, which must be composed of independent directors, is responsible for the appointment, compensation and oversight of any work performed by a registered accounting firm; and

Whereas, many audit committees have sought to establish best practices to effectively carry out their responsibility under law; and

Whereas, many public companies submit the appointment of independent auditors to shareholder ratification. An April 2003 survey of 89 Fortune 1000-sized companies, conducted by Deloitte & Touche, found that a majority of the companies planned to submit the 2003 auditor selection to shareholder ratification; and

Whereas, many companies believe that shareholder ratification of the appointment of the independent auditor is advisable and in the best interests of shareholders; and the Bylaws of some companies provide that the selection of independent auditors must be presented for shareholder ratification or rejection at the annual meeting;

Resolved, that the shareholders request the Board of Directors to initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to require that the Board present the appointment of the independent auditors for shareholder ratification or rejection at the annual meeting; and that ratification would require a majority vote of votes actually cast "for" or "against", excluding abstentions and broker-non votes.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

January 9, 2006

To Whom It May Concern

Re: Rite Aid Corp- CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 9, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 16,400 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

January 9, 2006

To Whom It May Concern

Re: Rite Aid Corp- CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 9, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 55,968 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

January 9, 2006

To Whom It May Concern

Re: Rite Aid Corp- CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 9, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund	33,690 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

January 9, 2006

To Whom It May Concern

Re: Rite Aid Corp- CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 9, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 479,648 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

January 9, 2006

To Whom It May Concern

Re: Rite Aid Corp- CUSIP#: 767754104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 9, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	370,199 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-4952
FAX NUMBER: (212) 815-8515

EMAIL: RBOYKIN@COMPTROLLER.NYC.GOV

Rahsan M. Boykin
Assistant General Counsel

March 21, 2006

BY EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation
Omission of Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 14, 2006 letter sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Rite Aid Corporation ("Rite Aid" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the February 14, 2006 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division") deny the relief that the Company seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out: (a) the enactment of the Sarbanes-Oxley Act in 2002 to improve the accuracy and reliability of corporate financial disclosures; (b) that many public companies submit the appointment of independent auditors to shareholder ratification; and (c) that many companies believe shareholder ratification is in the best interest of shareholders. These clauses are followed by a Resolved clause that states:

> **Therefore**, be it resolved that the shareholders request the Board of Directors to initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to require that the Board present the appointment of the independent auditors for shareholder ratification or rejection at the annual meeting; and that ratification would require a majority vote of votes actually cast "for" or "against", excluding abstentions and broker non votes.

II. <u>The Company's Position and the Funds' Response</u>

In its letter of February 14, 2006, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relating to ordinary business of the Company). The Company bears the burden of proving that Rule 14a-8(i)(7) applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should, accordingly, be denied.

A. <u>Proposals on Significant Social Policy Matters Are Not "Ordinary Business" and May Not Be Omitted Under Rule 14a-8(i)(7).</u>

In light of the continuing public and governmental concerns over maintaining auditor independence, protecting the integrity of corporate financial statements, and strengthening corporate governance, proposals which seek shareholder ratification of independent auditors should not be excluded as "ordinary business" under Rule 14a-8(i)(7).

Such an outcome would be particularly appropriate under the singular facts relating to Rite Aid, whose senior officers were found to have engaged in ***criminal*** accounting fraud on a massive scale. In 2003, Rite Aid's Chief Counsel was convicted on securities and accounting fraud charges that led to a $1.6 billion restatement of earnings. In 2004, Rite Aid's Chief Executive Officer and Chief Financial Officer were also found guilty on similar charges. *See, e.g.*, "Ex-Rite Aid Chief to Serve Up to 10 Years in Prison," *New York Times* (May 14, 2004). These former senior executives are all serving extended prison terms for their involvement in perpetrating Rite Aid's criminally fraudulent financial statements. Other Rite Aid executives also pleaded guilty to the financial fraud. *Id.*

For its part, KPMG, Rite Aid's auditor, paid $125 million to settle lawsuits alleging multiple failures in its oversight of Rite Aid, which permitted the fraud to go forward. *See, e.g.*, "KPMG agrees to settle Rite Aid, Oxford shareholder suits for $200 million," *Associated Press* (March 10, 2003). Thus, protection of financial integrity and auditor independence, and the disclosures and ratification which could help safeguard that independence, are of vital interest to Rite Aid shareholders. That is true whether or not the Staff were to issue generally applicable guidance that ratification of independent auditors falls outside ordinary business.

At the same time, we submit that it would be appropriate for the Staff to decide that in all cases going forward, proposals seeking ratification of independent auditors should not be excluded as relating to ordinary business. The Division of Corporation Finance has at times taken the opportunity to change its guidance as to what is considered "ordinary business," when it has decided that proposals related to "significant social policy issues." Thus, a July 12, 2002 Staff Legal Bulletin advised that the Division would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stating:

> The fact that a proposal related to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002) (footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id. As shown below, protecting auditor independence and corporate financial integrity is also a significant social policy issue that "transcends day-to-day business matters" and so should not be excluded as ordinary business.

While, as the Company's Letter notes, prior no-action advice has found ratification of independent auditors to be ordinary business, all such advice since 2002 was issued without the benefit of any proponent opposition. *See Charles Schwab Corp.* (Feb. 23, 2005); *Cousins Properties Inc.* (Feb. 17, 2004); *Wendy's International Inc.* (Jan. 29, 2004); *Xcel Energy* (Jan. 28, 2004); *Dover Corp.* (Jan. 27, 2004); *Apache Corp.* (Jan. 25, 2004); and *Paccar, Inc.* (Jan 14, 2004) [1]. On the fuller record below, no-action relief as to auditor ratification proposals should not be granted, and we respectfully request that the Staff issue guidance to that effect.

---

[1] In *El Paso Corp.* (Feb. 23, 2005), granting no-action relief where the proposal sought rotation of the company's auditors, the proponent did put in a letter in opposition that briefly mentioned financial integrity concerns. That one short letter on a very different proposal does not alter the fact that the Staff has not had the benefit of a full presentation on why protection of auditor independence, including shareholder ratification, is a significant social policy issue.

B. Protecting Auditor Independence Is a Significant Social Policy Issue

Public concern as to protecting auditor independence and the integrity of financial statements has been substantial and ongoing in the wake of recent corporate fraud scandals -- starting with Enron, WorldCom, and Rite Aid itself in 2002; continuing from 2003 to 2005 with Parmalat and Refco; and still raised in Commission materials in 2005 and 2006. And as detailed below, public and market demand for protecting auditor independence has been so overwhelming that as of today, the great majority of public corporations already provide for shareholder ratification of the selection of independent auditors.

Beginning in 2002, the President himself has emphasized that public confidence in audited financial statements is a hallmark of the American financial system. Indeed, on March 7, 2002, President Bush, in his "Ten Point Plan" to increase corporate accountability and responsibility, directly addressed the issue of investor confidence in the independence of corporate auditors. Point Seven of the Plan states, "Investors should have complete confidence in the independence and integrity of company auditors." The President's Ten-Point Plan can be found at:
http://www.whitehouse.gov/infocus/corporateresponsibility/index2.html

Similarly, in his March 13, 2002 presentation to the House Finance Committee, Representative Michael Oxley commented on the importance of improving regulation of corporate governance practices so as to strengthen the public's faith in company financial statements.

Representative Oxley testified:

> Hearings held in this Committee over the past few months have demonstrated yet again the need for modernizing our financial reporting and disclosure system. Also, it is clear that we must have stronger oversight of the accounting profession.
>
> There should be no question that the Federal securities laws need to be updated to ensure that investors have access to the most recent, transparent, and meaningful information concerning public companies. Enhancing the public's faith in financial statements is absolutely critical. They serve as the bedrock of our capital markets.

Testimony to House Financial Services Bill-No: H.R. 3763 (March 13, 2002).

As the Sarbanes-Oxley Act advanced through Congress, the Senate Committee on Banking, Housing, and Urban Affairs addressed this concern in their Report on the Public Company Accounting Reform and Investor Protection Act of 2002, stating: "The issue of auditor independence is at the center of this legislation. Public confidence in the integrity of financial statements of publicly-traded companies is based on belief in the independence of the auditor from the audit client." Senate Report 107-205 (June 26, 2002) at 14.

At the same time, in his July 2002 address to the Banking, Housing and Urban Affairs committee, then Federal Reserve Chairman Alan Greenspan commented on the importance of investor trust in corporate financial disclosures. He testified, "Market participants must have confidence that our predominately voluntary system of exchange is transparent and fair.... Thus, our market system depends critically on trust. Falsification ...[is] highly destructive to free-market capitalism and, more broadly, to the underpinnings of our society." Testimony of Chairman Alan Greenspan, *Federal Reserve Board's Semiannual Monetary Policy Report to the Congress,* before the Senate Committee on Banking, Housing, and Urban Affairs, (July 16, 2002).

Current corporate governance initiatives such as auditor ratification proposals are supported by those same widely-discussed social policy issues first raised in 2002: Heightened disclosure of the material facts as to the level of auditor independence, coupled with an informed shareholder vote to ratify auditors, inevitably raise investor confidence in audited statements. That resulting investor confidence likely explains why, even with the increased duties and authority of corporate audit committees to oversee audits and auditors, most public companies nonetheless provide on their ballots for shareholder ratification of the selection of independent auditors.

Those broad public concerns and policy discussions have continued to the present day. Scandals such as those reported between 2003 and 2005 at Parmalat and at Refco attracted great public attention, and again highlighted the ongoing need for vigilance in the oversight of purportedly independent auditors. At Parmalat, the fraud included a non-existent four billion dollar "reserve," which Parmalat's non-U.S. auditors accepted with little question. Just last week, a federal court upheld much of an Italian receiver's complaint against the non-U.S. auditors. *See In re Parmalat Securities Litigation*, 04 MD 1653 (LAK), 04 Civ. 9771 (LAK), 2006 U.S. Dist. LEXIS 10311 (S.D.N.Y. March 16, 2006). Then, well after the ostensible lessons of Parmalat had been publicized, Refco's fraudulent four hundred million dollar loan/receivable apparently escaped scrutiny by company auditors even during due diligence preparation for the company's initial public offing. *See, e.g.*, "Mystery at Refco: How Could Such a Huge Debt Stay Hidden?" *New York Times*, (Oct. 24, 2005). Clearly, and regrettably, the policy debate as to integrity of financial statements – and of auditors – that erupted in 2002 is still very much alive.

In light of these very public developments, it is no surprise that market participants, including most U.S. public corporations, have recognized the vital importance of increasing shareholder participation in auditor selection. In a recent study by Glass Lewis & Company, a prominent institutional investor advisory service, fully 68% of companies listed in the Russell 3000 and 90% of companies listed in the S&P 500 already submit auditor ratification for shareholder approval (Source: direct communication from Glass Lewis). Denying no-action relief to Rite Aid would simply allow Rite Aid shareholders to vote to join the broad consensus of the American corporate mainstream.

That mainstream trend is also reflected in the advice that institutional investors receive from Glass Lewis, that if a company does not allow shareholders to ratify company auditors, shareholders should withhold votes from the chairman of the company's audit committee. Another major advisory service, Institutional Shareholder Services, has a comparable policy on this issue in their 2005 Governance Policy Update. (Relevant excerpts from the Glass

Lewis and ISS institutional investor advisory materials are annexed hereto)

The Commission and those who advise it have helped lead this national trend, recognizing the importance both of auditor independence, and of detailed disclosure to investors regarding auditor independence. In its 2003 Release entitled "Strengthening the Commission's Requirements Regarding Auditor Independence," the Commission stated that enhanced independence rules are intended to "advance our important policy goal of protecting the millions of people who invest their savings in our securities markets in reliance on financial statements that are prepared by public companies." *Release No. 33-8183, 34-47265* (May 6, 2003). Additionally in this Release, the Commission acknowledged the importance of disclosing to investors in shareholder proxy statements the information pertinent to ratification of a company's independent auditors:

> Consistent with our proposal, we are requiring that the disclosures be included in a company's annual report. However, because we believe that this information is relevant to a decision to vote for a particular director or to elect, approve or ratify the choice of an independent public accountant, we are requiring that this disclosure be included in a company's proxy statement on Schedule 14A or information statement on Schedule 14C. Since the information is included in Part III of annual reports on Forms 10-K and 10-KSB, domestic companies are able to incorporate the required disclosures from the proxy or information statement into the annual report.

Id.

Indeed, even in a 2006 Report written by the Commission's Advisory Committee on Smaller Public Companies, which recommended a lessening of some Sarbanes Oxley restrictions for smaller public corporations, the Committee recognized the importance of maintaining strict auditor independence regulations. That Report stated: "Ultimately, we concluded that no modification to the Commission's independence rules is warranted with respect to auditors providing assistance to smaller public companies." Acknowledging the need for auditor independence throughout the financial system, the Committee concluded that "a separate set of auditor independence rules for larger and smaller publicly-held companies would be inappropriate." Final Report of the Advisory Committee on Smaller Public Companies to the Securities and Exchange Commission, (Draft Report, February 14, 2006). Quite recently, too, SEC Commissioner Atkins (albeit with some concerns about the breadth of regulation) noted that: "Sometimes, of course, accountants do not live up to even reasonable expectations. . . In some cases, accountants have been responsible for - or complicit in - improper behavior, and some auditors have been insufficiently vigilant. Our docket at the SEC attests to this. . ." SEC Commissioner Paul S. Atkins, *Remarks before the American Institute of Certified Public Accountants* (Dec. 5, 2005).

Overall, in light of the continuing public discussions as to auditor competence, integrity and independence, a proposal for shareholder ratification of a company's independent auditors addresses significant public policy and corporate governance concerns and should not be excluded as "ordinary business" under Rule 14a-8(i)(7). That is particularly true where, as here, the company has engaged in the precise wrongful conduct that auditors are hired to identify and bring to light. Therefore, Rite Aid's request for no-action relief should be denied. We further request that the Staff consider issuing broader public guidance as to proposals seeking shareholder ratification of independent auditors.

III. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for no-action relief should be denied.

Should you have any questions or require any additional information, please contact me. Thank you for your consideration.

Very truly yours,

Rahsan M. Boykin
Assistant General Counsel

cc: Marc S. Gerber, Esq.
Skadden, Arps, Slate, Meagher, & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

GLASS LEWIS & Co.

Proxy Paper Policy Guidelines

An Overview of the Glass Lewis Approach to Proxy Advice

Requiring Two or More Nominees per Board Seat

Shareholders have attempted to address lack of access to the ballot by proposing that the board give shareholders a choice of directors for every seat in every election. However, we feel that policies that would require the nomination of multiple nominees for each board seat would discourage prospective directors from accepting nominations if they were not confident that they were clearly the board's choice or that they would be elected. Therefore, generally Glass Lewis will vote against such proposals.

II. Transparency and Integrity of Financial Reporting

Auditor Ratification

We believe the role of the auditor as a gatekeeper is crucial in ensuring the integrity and transparency of financial information necessary for protecting shareholder value. Shareholders rely on the auditor to ask tough questions and to do thorough analysis of the company's books to ensure that the information ultimately provided to shareholders is complete, accurate, fair and a reasonable representation of the company's financial position. The only way shareholders can make rational investment decisions is if the market is equipped with accurate information about the fiscal health of the company.

In our view, shareholders should demand the services of an objective and well-qualified auditor at every company in which they hold an interest. Like directors, auditors should be free from conflicts of interest and should assiduously avoid situations that require them to make choices between their own interests and the interests of the public they serve. Almost without exception, shareholders should be given the opportunity to review the performance of the auditor annually and ratify the board's selection of an auditor for the coming year.

> Voting Recommendations on the Ratification of the Auditor: We generally support management's recommendation regarding the selection of an auditor except in cases where we believe the independence of a returning auditor or the integrity of the audit has been compromised. Where the board has not allowed shareholders to exercise their right and responsibility to review and ratify the auditor, we typically recommend withholding votes from the chairman of the audit committee of the board; and, when there have been material restatements of annual financial statements or material weakness in internal controls reported, from the entire audit committee in exceptional situations.

> Reasons why we may not recommend ratification of the auditor include:

- When audit fees added to audit-related fees total less than the tax fees and/or less than other non-audit fees.
- If there have been any recent material restatements of annual financial statements, including those resulting in material weaknesses in internal controls being reported or late filings by the company where the auditor bears some

responsibility for the restatement or late filing (e.g., a restatement due to a reporting error).[35]

- When the auditor performs prohibited services such as tax shelter work, tax services for the CEO or CFO, or work for a contingent-type fee including a fee based on a percentage of economic benefit to the company.
- When audit fees are excessively low, especially when compared with other companies in the same industry.
- When the company has aggressive accounting policies.
- When the company has poor disclosure or lack of transparency in its financial statements.
- Where the auditor had specifically limited its liability through its contract with the company.
- We also look for other relationships or issues of concern with the auditor that might suggest a conflict between the interests of the auditor and the interests of shareholders.

We typically support audit-related proposals regarding:

- Mandatory auditor rotation when the proposal uses a reasonable period of time (usually not less than 5-7 years).

Pension Accounting Issues

The question often raised in proxy proposals related to pension accounting is what effect, if any, projected returns on employee pension assets should have on the company's net income. This issue often comes up in the context of executive compensation and the extent to which pension accounting should be reflected in the performance of the business for purposes of calculating payments to executives.

Glass Lewis believes that pension credits should not be included in measuring income used to award performance-based compensation. Many of the assumptions used in accounting for retirement plans are subject to the discretion of a company, and management would have an obvious conflict of interest if pay were tied to pension income. In our view, projected income from pensions does not truly reflect a company's performance.

[35] An auditor does not perform an audit of interim financial statements and accordingly, in general, we do not believe should be opposed due to a restatement of interim financial statements, unless the nature of the misstatement is clear from a reading of the incorrect financial statements.

ISS US Corporate Governance Policy 2005 Updates

ISS

INSTITUTIONAL SHAREHOLDER SERVICES

2099 GAITHER ROAD
SUITE 501
ROCKVILLE, MD • 20850-4045
(301) 556-0500
FAX (301) 556-0486
WWW.ISSPROXY.COM

by the following formula based on the SEC's disclosure designations:

Non-audit ("other") fees > audit fees + audit-related fees + tax compliance/preparation fees

Tax compliance and preparation include the preparation of original and amended tax returns, claims for refunds, and tax payment planning. All other services in the tax category are added to other, non-audit fees. If the disclosure is such that we cannot distinguish which fees are for tax compliance and preparation vs. tax advice, planning, consulting, etc., then all the fees in the tax category are included in the "Other" fees.

New Policy Position: Unchanged. ISS will continue to use the same 50%-50% ratio, and will continue to use only tax preparation and compliance as allowable tax fees. ISS urges companies to include, in their tax fee footnote, a breakout of the amount of fees related to tax compliance and preparation fees vs. all other tax fees.

Corporate Governance Issue:
Lack of Auditor Ratification Agenda Item on the Ballot

Current Policy Position: Currently, ISS does not take a position on the lack of auditor ratification on the ballot.

New Policy Position: If a company does not have auditor ratification as an agenda item for its annual meeting, ISS will add a cautionary note, that, in the future, ISS may recommend withholding votes from directors of companies that do not put auditor ratification on the ballot for shareholder vote.

Rationale for Update: Although U.S. companies are not required to allow shareholders to ratify the selection of auditors, ISS believes that shareholders should have the right to weigh in on the selection of the auditor, even if this vote is non-binding. We strongly encourage all companies to include this item for shareholder approval.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MGERBER@SKADDEN.COM

Securities Exchange Act of 1934,
Rule 14a-8(i)(7)

March 27, 2006

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Rite Aid Corporation, a Delaware corporation (the "Company"), we are submitting this letter in response to the March 21, 2006 letter from the Comptroller of the City of New York (the "Proponent") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding a stockholder proposal and supporting statement (the "Proposal") submitted for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Annual Meeting"). A copy of the letter is attached hereto as Exhibit A (the "Proponent Response Letter").

On February 14, 2006, we submitted a letter (the "No-Action Letter Request") on behalf of the Company to request that the Staff concur with the Company's view that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(7) from the Company's Proxy Materials for the 2006 Annual Meeting. The Proponent Response Letter is the Proponent's response to the No-Action Letter Request.

For the reasons set forth below, we respectfully disagree with a number of the assertions in the Proponent Response Letter, and we again request the relief specified in the No-Action Letter Request. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and its attachment are enclosed and a copy of this letter is being sent simultaneously to the Proponent.

Proponent Acknowledges Staff's Consistent Position

It is worth noting that the Proponent Response Letter specifically acknowledges that the Staff has consistently affirmed the position that proposals relating to the selection or ratification of a company's independent auditor may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations. *The Charles Schwab Corp.* (Feb. 23, 2005); *Cousins Properties Inc.* (Feb. 17, 2004); *Wendy's International, Inc.* (Jan. 29, 2004); *Xcel Energy* (Jan. 28, 2004); *Dover Corp.* (Jan. 27, 2004); *Apache Corp.* (Jan. 25, 2004); *Paccar, Inc.* (Jan 14, 2004).

Faced with the Staff's consistent position on this topic, the Proponent, in effect, argues that (i) the Staff's position should not apply to the Company and (ii) the Staff's position fails to appreciate the significance of the Proposal. Both of these arguments lack merit.

Proponent's Attempt to Taint Current Management with the Misdeeds of Prior Management

The Proponent attempts to indirectly impugn the character and integrity of the Company's current senior officers by suggesting that the ratification of auditors should not be viewed as "ordinary business" due to the misconduct of the Company's former executives. The Proponent fails to acknowledge, however, that the relevant misconduct occurred in the 1990s and that the Company's Board of Directors subsequently replaced senior management and its independent auditors in response to the misconduct. Furthermore, the Proponent's argument fails to recognize that, as required by Commission and New York Stock Exchange ("NYSE") rules, it is the audit committee (consisting of independent directors) who selects the independent auditors and oversees and evaluates the Company's relationship with the auditors, not the Company's management.

Proponent's Attempt to Ride the "Coat Tails" of Auditor Independence

Next, the Proponent confuses the auditor independence issue – which is, of course, a significant issue – with the stockholder ratification issue. While the Proponent discusses at length the issue of auditor independence, it has not cited any support for its proposition that stockholder ratification of the selection of auditors is a significant social policy issue.

The Proponent cites President Bush's 2002 "Ten Point Plan" on corporate responsibility and quotes from the legislative history of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") to argue the social importance of auditor independence. As the Staff is well aware, over the past four years issues surrounding auditor independence (and the related strengthening of audit committees) have been considered (i) by the Congress in connection with the passage of Sarbanes-Oxley, (ii) by the Commission in its adoption of rules to implement the auditor independence provisions of Sarbanes-Oxley and other auditor independence initiatives addressed in Release No. 33-8183, "Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence," (iii) by the NYSE in adopting its enhanced corporate governance listing standards, which place additional requirements on audit committees and (iv) by the Public Company Accounting Oversight Board (the "PCAOB") in adopting additional auditor independence standards. Notwithstanding the intense scrutiny of, and thoughtful consideration relating to, auditor independence issues, none of the Congress, the Commission, the NYSE or the PCAOB has asserted that auditor independence would be enhanced by stockholder ratification of the audit committee's selection of independent auditors.

Conclusion

For the reasons set forth above and in the No-Action Letter Request, the Company believes that the Proposal falls within ordinary business matters and respectfully requests that the Staff concur with the Company's view that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) from the Company's Proxy Material for its 2006 Annual Meeting.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the

Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: Rahsan M. Boykin
Assistant General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 1120
New York, NY 10007-2341

EXHIBIT A

Proponent Response Letter

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-4952
FAX NUMBER: (212) 815-8515

EMAIL: RBOYKIN@COMPTROLLER.NYC.GOV

Rahsan M. Boykin
Assistant General Counsel

March 21, 2006

BY EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation
Omission of Shareholder Proposal submitted by New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 14, 2006 letter sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Rite Aid Corporation ("Rite Aid" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the February 14, 2006 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division") deny the relief that the Company seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out: (a) the enactment of the Sarbanes-Oxley Act in 2002 to improve the accuracy and reliability of corporate financial disclosures; (b) that many public companies submit the appointment of independent auditors to shareholder ratification; and (c) that many companies believe shareholder ratification is in the best interest of shareholders. These clauses are followed by a Resolved clause that states:

> **Therefore**, be it resolved that the shareholders request the Board of Directors to initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to require that the Board present the appointment of the independent auditors for shareholder ratification or rejection at the annual meeting; and that ratification would require a majority vote of votes actually cast "for" or "against", excluding abstentions and broker non votes.

II. The Company's Position and the Funds' Response

In its letter of February 14, 2006, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relating to ordinary business of the Company). The Company bears the burden of proving that Rule 14a-8(i)(7) applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should, accordingly, be denied.

A. Proposals on Significant Social Policy Matters Are Not "Ordinary Business" and May Not Be Omitted Under Rule 14a-8(i)(7).

In light of the continuing public and governmental concerns over maintaining auditor independence, protecting the integrity of corporate financial statements, and strengthening corporate governance, proposals which seek shareholder ratification of independent auditors should not be excluded as "ordinary business" under Rule 14a-8(i)(7).

Such an outcome would be particularly appropriate under the singular facts relating to Rite Aid, whose senior officers were found to have engaged in ***criminal*** accounting fraud on a massive scale. In 2003, Rite Aid's Chief Counsel was convicted on securities and accounting fraud charges that led to a $1.6 billion restatement of earnings. In 2004, Rite Aid's Chief Executive Officer and Chief Financial Officer were also found guilty on similar charges. *See, e.g.*, "Ex-Rite Aid Chief to Serve Up to 10 Years in Prison," *New York Times* (May 14, 2004). These former senior executives are all serving extended prison terms for their involvement in perpetrating Rite Aid's criminally fraudulent financial statements. Other Rite Aid executives also pleaded guilty to the financial fraud. *Id.*

For its part, KPMG, Rite Aid's auditor, paid $125 million to settle lawsuits alleging multiple failures in its oversight of Rite Aid, which permitted the fraud to go forward. *See, e.g.,* "KPMG agrees to settle Rite Aid, Oxford shareholder suits for $200 million," *Associated Press* (March 10, 2003). Thus, protection of financial integrity and auditor independence, and the disclosures and ratification which could help safeguard that independence, are of vital interest to Rite Aid shareholders. That is true whether or not the Staff were to issue generally applicable guidance that ratification of independent auditors falls outside ordinary business.

At the same time, we submit that it would be appropriate for the Staff to decide that in all cases going forward, proposals seeking ratification of independent auditors should not be excluded as relating to ordinary business. The Division of Corporation Finance has at times taken the opportunity to change its guidance as to what is considered "ordinary business," when it has decided that proposals related to "significant social policy issues." Thus, a July 12, 2002 Staff Legal Bulletin advised that the Division would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stating:

> The fact that a proposal related to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002) (footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id. As shown below, protecting auditor independence and corporate financial integrity is also a significant social policy issue that "transcends day-to-day business matters" and so should not be excluded as ordinary business.

While, as the Company's Letter notes, prior no-action advice has found ratification of independent auditors to be ordinary business, all such advice since 2002 was issued without the benefit of any proponent opposition. *See Charles Schwab Corp.* (Feb. 23, 2005); *Cousins Properties Inc.* (Feb. 17, 2004); *Wendy's International Inc.* (Jan. 29, 2004); *Xcel Energy* (Jan. 28, 2004); *Dover Corp.* (Jan. 27, 2004); *Apache Corp.* (Jan. 25, 2004); and *Paccar, Inc.* (Jan 14, 2004)[1]. On the fuller record below, no-action relief as to auditor ratification proposals should not be granted, and we respectfully request that the Staff issue guidance to that effect.

---

[1] In *El Paso Corp.* (Feb. 23, 2005), granting no-action relief where the proposal sought rotation of the company's auditors, the proponent did put in a letter in opposition that briefly mentioned financial integrity concerns. That one short letter on a very different proposal does not alter the fact that the Staff has not had the benefit of a full presentation on why protection of auditor independence, including shareholder ratification, is a significant social policy issue.

B. Protecting Auditor Independence Is a Significant Social Policy Issue

Public concern as to protecting auditor independence and the integrity of financial statements has been substantial and ongoing in the wake of recent corporate fraud scandals -- starting with Enron, WorldCom, and Rite Aid itself in 2002; continuing from 2003 to 2005 with Parmalat and Refco; and still raised in Commission materials in 2005 and 2006. And as detailed below, public and market demand for protecting auditor independence has been so overwhelming that as of today, the great majority of public corporations already provide for shareholder ratification of the selection of independent auditors.

Beginning in 2002, the President himself has emphasized that public confidence in audited financial statements is a hallmark of the American financial system. Indeed, on March 7, 2002, President Bush, in his "Ten Point Plan" to increase corporate accountability and responsibility, directly addressed the issue of investor confidence in the independence of corporate auditors. Point Seven of the Plan states, "Investors should have complete confidence in the independence and integrity of company auditors." The President's Ten-Point Plan can be found at:
http://www.whitehouse.gov/infocus/corporateresponsibility/index2.html

Similarly, in his March 13, 2002 presentation to the House Finance Committee, Representative Michael Oxley commented on the importance of improving regulation of corporate governance practices so as to strengthen the public's faith in company financial statements.

Representative Oxley testified:

> Hearings held in this Committee over the past few months have demonstrated yet again the need for modernizing our financial reporting and disclosure system. Also, it is clear that we must have stronger oversight of the accounting profession.
>
> There should be no question that the Federal securities laws need to be updated to ensure that investors have access to the most recent, transparent, and meaningful information concerning public companies. Enhancing the public's faith in financial statements is absolutely critical. They serve as the bedrock of our capital markets.

Testimony to House Financial Services Bill-No: H.R. 3763 (March 13, 2002).

As the Sarbanes-Oxley Act advanced through Congress, the Senate Committee on Banking, Housing, and Urban Affairs addressed this concern in their Report on the Public Company Accounting Reform and Investor Protection Act of 2002, stating: "The issue of auditor independence is at the center of this legislation. Public confidence in the integrity of financial statements of publicly-traded companies is based on belief in the independence of the auditor from the audit client." Senate Report 107-205 (June 26, 2002) at 14.

At the same time, in his July 2002 address to the Banking, Housing and Urban Affairs committee, then Federal Reserve Chairman Alan Greenspan commented on the importance of investor trust in corporate financial disclosures. He testified, "Market participants must have confidence that our predominately voluntary system of exchange is transparent and fair.... Thus, our market system depends critically on trust. Falsification ...[is] highly destructive to free-market capitalism and, more broadly, to the underpinnings of our society." Testimony of Chairman Alan Greenspan, *Federal Reserve Board's Semiannual Monetary Policy Report to the Congress,* before the Senate Committee on Banking, Housing, and Urban Affairs, (July 16, 2002).

Current corporate governance initiatives such as auditor ratification proposals are supported by those same widely-discussed social policy issues first raised in 2002: Heightened disclosure of the material facts as to the level of auditor independence, coupled with an informed shareholder vote to ratify auditors, inevitably raise investor confidence in audited statements. That resulting investor confidence likely explains why, even with the increased duties and authority of corporate audit committees to oversee audits and auditors, most public companies nonetheless provide on their ballots for shareholder ratification of the selection of independent auditors.

Those broad public concerns and policy discussions have continued to the present day. Scandals such as those reported between 2003 and 2005 at Parmalat and at Refco attracted great public attention, and again highlighted the ongoing need for vigilance in the oversight of purportedly independent auditors. At Parmalat, the fraud included a non-existent four billion dollar "reserve," which Parmalat's non-U.S. auditors accepted with little question. Just last week, a federal court upheld much of an Italian receiver's complaint against the non-U.S. auditors. *See In re Parmalat Securities Litigation*, 04 MD 1653 (LAK), 04 Civ. 9771 (LAK), 2006 U.S. Dist. LEXIS 10311 (S.D.N.Y. March 16, 2006). Then, well after the ostensible lessons of Parmalat had been publicized, Refco's fraudulent four hundred million dollar loan/receivable apparently escaped scrutiny by company auditors even during due diligence preparation for the company's initial public offing. *See, e.g.*, "Mystery at Refco: How Could Such a Huge Debt Stay Hidden?" *New York Times*, (Oct. 24, 2005). Clearly, and regrettably, the policy debate as to integrity of financial statements – and of auditors – that erupted in 2002 is still very much alive.

In light of these very public developments, it is no surprise that market participants, including most U.S. public corporations, have recognized the vital importance of increasing shareholder participation in auditor selection. In a recent study by Glass Lewis & Company, a prominent institutional investor advisory service, fully 68% of companies listed in the Russell 3000 and 90% of companies listed in the S&P 500 already submit auditor ratification for shareholder approval (Source: direct communication from Glass Lewis). Denying no-action relief to Rite Aid would simply allow Rite Aid shareholders to vote to join the broad consensus of the American corporate mainstream.

That mainstream trend is also reflected in the advice that institutional investors receive from Glass Lewis, that if a company does not allow shareholders to ratify company auditors, shareholders should withhold votes from the chairman of the company's audit committee. Another major advisory service, Institutional Shareholder Services, has a comparable policy on this issue in their 2005 Governance Policy Update. (Relevant excerpts from the Glass

Lewis and ISS institutional investor advisory materials are annexed hereto)

The Commission and those who advise it have helped lead this national trend, recognizing the importance both of auditor independence, and of detailed disclosure to investors regarding auditor independence. In its 2003 Release entitled "Strengthening the Commission's Requirements Regarding Auditor Independence," the Commission stated that enhanced independence rules are intended to "advance our important policy goal of protecting the millions of people who invest their savings in our securities markets in reliance on financial statements that are prepared by public companies." *Release No. 33-8183, 34-47265* (May 6, 2003). Additionally in this Release, the Commission acknowledged the importance of disclosing to investors in shareholder proxy statements the information pertinent to ratification of a company's independent auditors:

> Consistent with our proposal, we are requiring that the disclosures be included in a company's annual report. However, because we believe that this information is relevant to a decision to vote for a particular director or to elect, approve or ratify the choice of an independent public accountant, we are requiring that this disclosure be included in a company's proxy statement on Schedule 14A or information statement on Schedule 14C. Since the information is included in Part III of annual reports on Forms 10-K and 10-KSB, domestic companies are able to incorporate the required disclosures from the proxy or information statement into the annual report.

Id.

Indeed, even in a 2006 Report written by the Commission's Advisory Committee on Smaller Public Companies, which recommended a lessening of some Sarbanes Oxley restrictions for smaller public corporations, the Committee recognized the importance of maintaining strict auditor independence regulations. That Report stated: "Ultimately, we concluded that no modification to the Commission's independence rules is warranted with respect to auditors providing assistance to smaller public companies." Acknowledging the need for auditor independence throughout the financial system, the Committee concluded that "a separate set of auditor independence rules for larger and smaller publicly-held companies would be inappropriate." Final Report of the Advisory Committee on Smaller Public Companies to the Securities and Exchange Commission, (Draft Report, February 14, 2006). Quite recently, too, SEC Commissioner Atkins (albeit with some concerns about the breadth of regulation) noted that: "Sometimes, of course, accountants do not live up to even reasonable expectations. . . In some cases, accountants have been responsible for - or complicit in - improper behavior, and some auditors have been insufficiently vigilant. Our docket at the SEC attests to this. . ." SEC Commissioner Paul S. Atkins, *Remarks before the American Institute of Certified Public Accountants* (Dec. 5, 2005).

Overall, in light of the continuing public discussions as to auditor competence, integrity and independence, a proposal for shareholder ratification of a company's independent auditors addresses significant public policy and corporate governance concerns and should not be excluded as "ordinary business" under Rule 14a-8(i)(7). That is particularly true where, as here, the company has engaged in the precise wrongful conduct that auditors are hired to identify and bring to light. Therefore, Rite Aid's request for no-action relief should be denied. We further request that the Staff consider issuing broader public guidance as to proposals seeking shareholder ratification of independent auditors.

III. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for no-action relief should be denied.

Should you have any questions or require any additional information, please contact me. Thank you for your consideration.

Very truly yours,

Rahsan M. Boykin
Assistant General Counsel

cc: Marc S. Gerber, Esq.
Skadden, Arps, Slate, Meagher, & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

GLASS LEWIS & Co.

Proxy Paper Policy Guidelines

An Overview of the Glass Lewis Approach to Proxy Advice

Requiring Two or More Nominees per Board Seat

Shareholders have attempted to address lack of access to the ballot by proposing that the board give shareholders a choice of directors for every seat in every election. However, we feel that policies that would require the nomination of multiple nominees for each board seat would discourage prospective directors from accepting nominations if they were not confident that they were clearly the board's choice or that they would be elected. Therefore, generally Glass Lewis will vote against such proposals.

II. Transparency and Integrity of Financial Reporting

Auditor Ratification

We believe the role of the auditor as a gatekeeper is crucial in ensuring the integrity and transparency of financial information necessary for protecting shareholder value. Shareholders rely on the auditor to ask tough questions and to do thorough analysis of the company's books to ensure that the information ultimately provided to shareholders is complete, accurate, fair and a reasonable representation of the company's financial position. The only way shareholders can make rational investment decisions is if the market is equipped with accurate information about the fiscal health of the company.

In our view, shareholders should demand the services of an objective and well-qualified auditor at every company in which they hold an interest. Like directors, auditors should be free from conflicts of interest and should assiduously avoid situations that require them to make choices between their own interests and the interests of the public they serve. Almost without exception, shareholders should be given the opportunity to review the performance of the auditor annually and ratify the board's selection of an auditor for the coming year.

> Voting Recommendations on the Ratification of the Auditor: We generally support management's recommendation regarding the selection of an auditor except in cases where we believe the independence of a returning auditor or the integrity of the audit has been compromised. Where the board has not allowed shareholders to exercise their right and responsibility to review and ratify the auditor, we typically recommend withholding votes from the chairman of the audit committee of the board; and, when there have been material restatements of annual financial statements or material weakness in internal controls reported, from the entire audit committee in exceptional situations.
>
> Reasons why we may not recommend ratification of the auditor include:
>
> - When audit fees added to audit-related fees total less than the tax fees and/or less than other non-audit fees.
> - If there have been any recent material restatements of annual financial statements, including those resulting in material weaknesses in internal controls being reported or late filings by the company where the auditor bears some

responsibility for the restatement or late filing (e.g., a restatement due to a reporting error).[35]

- When the auditor performs prohibited services such as tax shelter work, tax services for the CEO or CFO, or work for a contingent-type fee including a fee based on a percentage of economic benefit to the company.
- When audit fees are excessively low, especially when compared with other companies in the same industry.
- When the company has aggressive accounting policies.
- When the company has poor disclosure or lack of transparency in its financial statements.
- Where the auditor had specifically limited its liability through its contract with the company.
- We also look for other relationships or issues of concern with the auditor that might suggest a conflict between the interests of the auditor and the interests of shareholders.

We typically support audit-related proposals regarding:

- Mandatory auditor rotation when the proposal uses a reasonable period of time (usually not less than 5-7 years).

Pension Accounting Issues

The question often raised in proxy proposals related to pension accounting is what effect, if any, projected returns on employee pension assets should have on the company's net income. This issue often comes up in the context of executive compensation and the extent to which pension accounting should be reflected in the performance of the business for purposes of calculating payments to executives.

Glass Lewis believes that pension credits should not be included in measuring income used to award performance-based compensation. Many of the assumptions used in accounting for retirement plans are subject to the discretion of a company, and management would have an obvious conflict of interest if pay were tied to pension income. In our view, projected income from pensions does not truly reflect a company's performance.

[35] An auditor does not perform an audit of interim financial statements and accordingly, in general, we do not believe should be opposed due to a restatement of interim financial statements, unless the nature of the misstatement is clear from a reading of the incorrect financial statements.

ISS US Corporate Governance Policy
2005 Updates

ISS
INSTITUTIONAL SHAREHOLDER SERVICES

2099 GAITHER ROAD
SUITE 501
ROCKVILLE, MD • 20850-4045
(301) 556-0500
FAX (301) 556-0486
WWW.ISSPROXY.COM

by the following formula based on the SEC's disclosure designations:

Non-audit ("other") fees > audit fees + audit-related fees + tax compliance/preparation fees

Tax compliance and preparation include the preparation of original and amended tax returns, claims for refunds, and tax payment planning. All other services in the tax category are added to other, non-audit fees. If the disclosure is such that we cannot distinguish which fees are for tax compliance and preparation vs. tax advice, planning, consulting, etc., then all the fees in the tax category are included in the "Other" fees.

New Policy Position: Unchanged. ISS will continue to use the same 50%-50% ratio, and will continue to use only tax preparation and compliance as allowable tax fees. ISS urges companies to include, in their tax fee footnote, a breakout of the amount of fees related to tax compliance and preparation fees vs. all other tax fees.

Corporate Governance Issue:
Lack of Auditor Ratification Agenda Item on the Ballot

Current Policy Position: Currently, ISS does not take a position on the lack of auditor ratification on the ballot.

New Policy Position: If a company does not have auditor ratification as an agenda item for its annual meeting, ISS will add a cautionary note, that, in the future, ISS may recommend withholding votes from directors of companies that do not put auditor ratification on the ballot for shareholder vote.

Rationale for Update: Although U.S. companies are not required to allow shareholders to ratify the selection of auditors, ISS believes that shareholders should have the right to weigh in on the selection of the auditor, even if this vote is non-binding. We strongly encourage all companies to include this item for shareholder approval.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-4952
FAX NUMBER: (212) 815-8515

EMAIL: RBOYKIN@COMPTROLLER.NYC.GOV

Rahsan M. Boykin
Assistant General Counsel

March 28, 2006

BY E-MAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation: Shareholder Proposal by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the Funds") in response to the March 27, 2006 letter from counsel for Rite Aid Corporation (the "Company"). That March 27 letter argues in further support of the Company's February 14, 2006 request for no-action relief under Rule 14a-8(i)(7) with respect to the Funds' shareholder proposal seeking shareholder ratification of independent auditors (the "Proposal"). The Company's letter does not attempt at all to contravene the Funds' detailed showing that auditor independence is a matter of intense public policy discussion. Rather, the Company claims that shareholder ratification of independent auditors somehow falls outside that ongoing discussion.

The Company, however, does not deny that the overwhelming majority of substantial public companies now provide for just such shareholder ratification. Thus, both public shareholders and the corporate mainstream have concluded, as an integral part of their response to this intense policy discussion, that shareholder ratification is vital to protecting auditor independence. The Proposal, which would bring Rite-Aid into the mainstream in protecting and strengthening auditor independence, therefore relates directly to significant policy issues that fall outside of ordinary business under Rule 14a-8(i)(7).

Accordingly, the Funds respectfully submit that the Company's request for no-action relief should be denied.

Very truly yours,

Rahsan M. Boykin
Assistant General Counsel

cc: Marc S. Gerber, Esq.
Skadden, Arps, Slate, Meagher, & Flom LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Rite Aid Corporation
Incoming letter dated February 14, 2006

The proposal requests that the board initiate the appropriate process to amend the company's governance documents (certificate of incorporation or bylaws) to require that the board present the appointment of independent auditors for shareholder ratification or rejection at annual meetings.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel